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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

     Sternlicht,                     Barry                    S.
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   (Last)                            (First)              (Middle)
    Starwood Capital Group
    777 Westchester Avenue
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                                    (Street)

    White Plains                       NY                   10604
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   (City)                            (State)                (Zip)

     USA
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2.   Issuer Name and Ticker or Trading Symbol

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     Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
     HOT

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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

     December 1999
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman and CEO

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7.   Individual or Joint/Group Reporting
     (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                      2.                         Disposed of (D)                 Beneficially   Form:     7.
                                      Transaction                (Instr. 3, 4 and 5)             Owned at end   Direct    Nature of
                                      Date          3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    (Month/       Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                      Day/         Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                             Year)        (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).



                                                                          (Over)
                                                   Page 1 of 3    SEC 2270(7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Option to           $24.0000 01/26/99  A (2)    1,500,000    01/26/03 01/26/09 Shares(1) 1,500,000        1,500,000   D
Purchase
Shares(1)
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Option to           $54.6875 04/01/99  J (3)          300,000   (3)   02/17/08 Shares(1)   300,000        2,000,000   D
Purchase
Shares(1)
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
Explanation of Responses:





---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      /s/ Barry S. Sternlicht

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                            EXPLANATION OF RESPONSES


Reporting Person    Sternlicht, Barry S.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./ Starwood Hotels &
                    Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    777 Westchester Avenue

                    White Plains, NY 10604
                    USA

Identification Number

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain Officers may receive a grant of options to purchase Shares at the discretion of the Options Committee of the Corporation.

(3) Securities reported in this response were transferred from the Reporting Person pursuant to an agreement dated as of April 1, 1999 between the Reporting person and various Transferees (the "April Agreement"), as expressly contemplated by a Non-Qualified Stock Option Agreement dated February 17,
1998, between the Reporting Person and the Trust (the "February Agreement"). The February Agreement give the Reporting Person the right to transfer to certain officers of Starwood Capital Group, LLC ("SCG") or of the Trust (including the Reporting Person), the right to purchase from the Trust an aggregate of up to 500,000 Shares subject to the option granted to the Reporting Person in the February Agreement. The April Agreement provides that the right to purchase Shares from the Trust vests at the rate of one-third on each anniversary of the April Agreement.


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